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SEC SECURIT
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12062629

OCT 01 2012
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2011 (MM/DD/YY) AND ENDING July 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCEAN CROSS CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE GORHAM ISLAND, SUITE 302
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSENBERG RICH BAKER BERMAN & CO.
(Name – *if individual, state last, first, middle name*)

265 DAVIDSON AVENUE, SUITE 210	SOMERSET	NJ	08873
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM E SCHLOTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCEAN CROSS CAPITAL MARKETS LLC, as of JULY 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title



LAUNA M WHALEN
My Commission
NOTARY
PUBLIC
EXPIRES
10-31-2014
CONNECTICUT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN CROSS CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

JULY 31, 2012


RRBB
ACCOUNTANTS + ADVISORS

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants

OCEAN CROSS CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

JULY 31, 2012

OCEAN CROSS CAPITAL MARKETS LLC

FINANCIAL STATEMENTS
JULY 31, 2012

TABLE OF CONTENTS

RRBB
ACCOUNTANTS + ADVISORS
www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

INDEPENDENT AUDITOR'S REPORT

To the Member of
Ocean Cross Capital Markets LLC

We have audited the accompanying statement of financial condition of Ocean Cross Capital Markets LLC as of July 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean Cross Capital Markets LLC as of July 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
September 26, 2012

OCEAN CROSS CAPITAL MARKETS LLC

EXHIBIT A
STATEMENT OF FINANCIAL CONDITION

JULY 31, 2012

ASSETS

Cash and cash equivalents	$	82,979
Receivables due from clearing organization		144,466
Deposit with clearing organization		25,000
Prepaid expenses		3,132
Security deposit		1,200
Due from related party		43,700
TOTAL ASSETS	$	300,477

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	52,607
Accrued expenses		16,750
TOTAL LIABILITIES		69,357
MEMBER'S EQUITY		231,120
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	300,477

See accompanying notes to the financial statements.

OCEAN CROSS CAPITAL MARKETS LLC

EXHIBIT B
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JULY 31, 2012

REVENUES:		
Brokerage commissions	$	1,053,203
Placement fees		375,056
TOTAL REVENUES		1,428,259
EXPENSES:		
Compensation paid to related parties, officers, members	$	230,725
Commissions and other compensation		860,696
Licensing and regulatory fees		32,040
Clearing charges		77,732
Professional fees		29,265
Occupancy		14,900
Other		33,311
TOTAL EXPENSES		1,278,669
NET INCOME	$	149,590

See accompanying notes to the financial statements.

OCEAN CROSS CAPITAL MARKETS LLC

EXHIBIT C
STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE FISCAL YEAR ENDED JULY 31, 2012

BEGINNING MEMBER'S EQUITY – August 1, 2011	$	81,530
Net Income		149,590
ENDING MEMBER'S EQUITY – July 31, 2012	$	231,120

See accompanying notes to the financial statements.

OCEAN CROSS CAPITAL MARKETS LLC

EXHIBIT D
STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED JULY 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	149,590
Adjustments to reconcile net income to net cash Provided by operating activities:		
Changes in operating assets and liabilities		
Receivable due from clearing organization		(144,466)
Deposit with clearing organization		(10,000)
Prepaid expenses and security deposits		(2,332)
Accounts payable and accrued expenses		66,857
Due from related party		(43,700)
NET CASH FLOWS PROVIDED BY OERATING ACTIVITIES		15,949
NET INCREASE IN CASH AND CASH EQUIVALENTS		15,949
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		67,030
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	82,979

See accompanying notes to the financial statements.

EXHIBIT E
NOTES TO FINANCIAL STATMENTS

JULY 31, 2012

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ocean Cross Capital Markets LLC (the "Company") is registered with the United States Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company was approved by FINRA to commence operations on August 4, 2011. The Company was incorporated in the State of Delaware on May 4, 2009 as FN Advisors LLC and changed its name to Ocean Cross Capital Markets LLC on May 5, 2011. The Company currently focuses on the sponsorship and advisory needs of emerging, small and medium sized growth companies, as well as providing services to the hedge fund industry. The Company plans to build upon these areas of expertise and pursue further business opportunities in investment banking, research, merchant banking, and securities brokerage.

Revenue Recognition

The Company records brokerage commissions and related clearing expenses on a trade date basis as securities transactions occur. Placement fee revenues from completed transactions are earned on the closing date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

Furniture and Equipment, Net

Furniture and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Events Occurring After Reporting Date

The Company evaluated the events and transactions subsequent to its July 31, 2012 balance sheet date and in accordance with FASB ASC 855-10-50, "Subsequent Events", determined there were no significant events to report through September 26, 2012 which is the date the financial statements were issued.

NOTE 2 – INCOME TAXES

The Company is organized as a limited liability company. As a flow-through entity, Federal and state income taxes are the responsibility of the member. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on its income tax returns.

NOTE 3 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital and requires a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At July 31, 2012, the Company's net capital balance as defined by Rule 15c3-1 was $183,088, which exceeded the minimum requirement by $83,088. At July 31, 2012, the Company's aggregate indebtedness to net capital as defined by Rule 15c3-1 was .38 to 1.

NOTE 4 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 5 – RELATED PARTIES

The Company is 100% owned by Global Bridge Partners Inc ("GBP"). GBP is 100% owned by William E Schloth who is the Chief Executive Officer (CEO) and FINOP of the Company. GBP owns Ocean Cross Wealth Management LLC ("OCWM"), a registered investment advisory firm. As of July 31, 2012, the Company owed GBP $38,000 and OCWM $5,700.

The Company also has an expense sharing agreement with a related party for shared expenses related to certain operations and administrative expenses. The total monthly amount is $350.

During the year, the Company paid affiliated companies, FN Implementation & Financing Partners Inc (FNIFP) and CLR Partners Inc (CLR), a total of $212,500 and $44,500, respectively. Such entities were use as a flow through to pay the CEO and Chief Compliance Officer (CCO) of the Company. Payments to those entities have ceased since July 1, 2012. All payments to the CEO and CCO are paid directly. FNIFP and CLR are 100% owned by the CEO's wife.

On the regulatory focus filing, for the year ended July 31, 2012, the Company recorded salaries and other compensation costs for general partners and voting stockholder officers of $230,725.

NOTE 6 – COMMITMENT AND CONTINGENCIES

On August 15, 2011 the Company entered into a clearing agreement (the "Agreement") with First Southwest Company ("FSWC"). The Agreement requires the Company to maintain a clearing deposit at FSWC $25,000. As of July 31, 2012, the Company had $25,000 on deposit. The term on the Agreement is for three years.

The Company rents office space at a monthly rate of $1,200 expiring on June 20, 2013. Rent expense charged to operations for the year ended July 31, 2012 was $14,900.

NOTE 7 – RISKS AND UNCERTAINTIES

As required per regulation, the Company carries a Securities Dealer Fidelity Bond in the amount of $100,000.

NOTE 8 – OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing organizations on a fully-disclosed basis. All customer money balances and security positions are carried on the books of the clearing organizations. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing organizations for losses, if any, which the clearing organizations may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit included in deposit with clearing organization is pursuant to this agreement.

SUPPLEMENTARY INFORMATION

OCEAN CROSS CAPITAL MARKETS LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2012

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	231,120
Deductions and/or charges for non-allowable assets		
Security deposits and prepaid expenses		4,332
Due from related parties		43,700
NET CAPITAL	$	183,088
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required ($100,000 or 6-2/3% of aggregated indebtedness	$	100,000
EXCESS NET CAPITAL	$	83,088
EXCESS NET CAPITAL AT 120% PERCENT	$	63,088

STATEMENT PERSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17a-5, Part II-A filing as of July 31, 2012.

OCEAN CROSS CAPITAL MARKETS LLC

SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF JULY 31, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	52,607
Accrued expenses		16,750
Total aggregate indebtedness	$	69,357
Ratio: Aggregate indebtedness to net capital		0.38

RRBB
ACCOUNTANTS + ADVISORS
www.rrbb.com
ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Ocean Cross Capital Markets, LLC

In planning and performing our audit of the financial statements of Ocean Cross Capital Markets LLC, as of and for the year ended July 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
September 26, 2012